February 13, 2017

Securities and Exchange Commission
Division of Corporate Finance
100F Street, NE
Washington, DC 20549
Attn: Jay Ingram, Esq.
Legal Branch Chief
Office of Manufacturing and Construction

Re:	SusGlobal Energy Corp.
Amendment No. 1 to Registration Statement on Form S-4 Filed
December 23, 2016
File No. 333-209143

Dear Mr. Ingram:

Please find below responses to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 27, 2017 (the “Comments Letter”) relating to the amendment to No.1 to registration statement submitted to the Commission by SusGlobal Energy Corp. (the “Company”) referenced above. The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments in the Comment Letter has been restated.

General

1.	Please include a redline with your next amendment.

Response:

The Company has included a redline version with this amendment.

Our Status as an Emerging Growth Company, page 2

2.	Please disclose your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:

The Company has noted, on page 2, that it has elected to opt out of the extended transition period for complying with new or revised accounting standards, including a statement that the election is irrevocable.

Management’s Discussion and Analysis, page 34

3.

In regard to your agreement with the BioGrid, we note that you were served with a notice of immediate termination in November 2016 and subsequently were informed in December 2016 by the Municipalities that they have no interest to discuss a solution with you. Please expand your disclosures related to this agreement throughout the filing to address the impact of these latest developments in November and December 2016 on your plan of operations as well as your liquidity and capital resources. In this regard, we note that the $7 million financing commitment received from Phoenix Capital appears to be related to the BioGrid project. It is not clear if this financing is still available. Please also tell us what consideration was given as to whether any disclosures need to be provided pursuant to ASC 450 for any contingent liabilities related to this agreement.

Response:

Subsequent to the filing of the amendment No. 1 to registration statement, the Company has continued discussions with the Municipalities to reverse their position and allow the Company to continue to be an active party to the contract signed with the Municipalities. And, the financing with Phoenix Capital, related to the BioGrid project, expired on December 31, 2016, before the Company and Phoenix could agree on revised funding amounts and dates. The filing has been revised throughout. On February 6, 2017, the Company announced that it has entered into an agreement for a Corporate Line of Credit (“Line of Credit”) of $4,193,200 ($5,500,000 CAD) with PACE Savings & Credit Union Limited (“PACE”). The Line of Credit facility will be advanced in tranches to allow for the funding of engineering, permitting, construction costs and equipment purchases for the BioGrid Project located near Owen Sound, Ontario, Canada. And, an initial advance of $1,230,400 ($1,600,000 CAD) was received by the Company on February 3, 2017. Further, on February 6, 2016, the Municipalities were made aware of the Company’s new Line of Credit Facility with PACE. Negotiations are continuing to restore the Agreement conditions.There was no likelihood of a material loss and as such there was no accrual or disclosure necessary, pursuant to ASC 450.

Liquidity and Capital Resources, page 42

4.

In regard to the $7 million financing commitment provided by Phoenix Capital, your disclosures on page 12 of the financial statements for the period ended September 30, 2016 indicate that you have not been receiving funding according to the initial scheduled dates. Please disclose the impact of these delays on your liquidity and capital resources.

Response:

As a result of delays in the initial scheduled dates for the financing commitment from Phoenix Capital, the Company was not able to re-negotiate new funding amounts and dates before the engagement with Phoenix Capital expired on December 31, 2016. As a result, the Company sought alternative sources of financing, namely the PACE Line of Credit noted above. The Liquidity and Capital Resources and the filing was revised accordingly throughout.

Executive Compensation, page 51

Summary Compensation Table, page 51

5.

We note your response to comment 13 of our letter dated February 24, 2016. Please include footnote disclosure that the aggregate grant date fair value for the stock awards was computed in accordance with FASB Topic 718 and, if applicable, please reference the assumptions made in that valuation. See Instruction 1 to Item 402(c)(2)(v) of Regulation S- K.

Response:

The Summary Compensation Table under Executive Compensation on page 51, has been updated to disclose the valuation of the stock awards.

6.

We note your response to comment 16 of our letter dated February 24, 2016. On page 53 you state that the company issued stock to officers and directors valued at $810,000. However, your Summary Compensation Table and Director Compensation Table appears to only reflect a value of $800,000. Please advise or revise.

Response:

The Summary Compensation and Director Compensation Tables on pages 51 and 54 respectively, have been updated to reflect issued stock to officers and directors valued at $810,000, in 2015. For the Director Compensation Table, the stock issued to directors in 2015 is noted as a footnote.The additional $10,000 that should have been included in the Director Compensation Table reflected the stock issued to a Director who resigned before the end of December 2015. This Director was incorrectly omitted from the Director Compensation Table for 2015. There was no compensation paid or stock issued to the Directors for 2016.

Related Party Transactions, page 53

7.

We note your disclosure regarding your various loan arrangements with Travellers, Silver Dragon Resources, and other parties. Please file each loan agreement as an exhibit. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.

Response:

The Company has provided written descriptions of the oral agreements for the loan arrangements between the Company and Silver Dragon Resources, and between the Company and Travellers International Inc., and Related Party Transactions, page 53, has been updated. And written descriptions of the oral agreements have been filed as exhibits, as indicated on the exhibit index.

Audited Financial Statements

Consolidated Statements of Cash Flows, page 5

8.

We note your response to comment 24 of our letter dated February 24, 2016. We note that you revised your statements of cash flows for the year ended December 31, 2014, which resulted in significant changes to your previously reported net cash flows from operating, investing and financing activities amounts. Please tell us how you determined these revisions do not need to be treated as corrections of errors pursuant to ASC 250.

Response:

Although the revisions made to the statements of cash flows resulted in significant changes to the previously reported net cash flows from operating, investing and financing activities, there was no significant change to the presentation of the consolidated balance sheets and no change to the presentation of the consolidated statements of operations and comprehensive loss. There is no cumulative error that needs to be reflected in the carrying amounts of assets and liabilities, no adjustment is made to the opening retained earnings, and there is no impact of this reclassification to subsequent periods. A schedule has been provided indicting the revisions. As such, we have determined that these revisions should not be treated as corrections of errors pursuant to ASC 250. We have included a summary below, showing the revisions made to the year 2014, of the 2015 audited financial statements.

Exhibits

9.	Please file your amended agreement with Phoenix Capital Partners Inc. as an exhibit.

Response:

The amended agreement with Phoenix Capital Partners Inc., dated July, 2016, has been filed as an exhibit, as indicated on the exhibit index.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq. of Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Yours very truly,
SusGlobal Energy Corp.

By:	/s/ Marc Hazout
Marc Hazout
President and Chairman

SusGlobal Energy Corp.
Response to SEC Staff Comments # 8

		As originally				As revised
		reported
Consolidated Balance Sheets		31-Dec-14		revisions		31-Dec-14
	$		$		$
Accounts payable		53,192		1,861		55,053
Accrued liabilities		27,583		4,710		32,293
Due to related parties		6,571		-6,571		-
Total Liabilities		87,346		-		87,346

Amounts previously disclosed as Due to related parties have been reclassed to accounts payable and accrued liabilities as the amounts relate to recurring normal business transactions and not Due to related parties.

		As originally				As revised
		reported
Consolidated Statements of Operations and Comprehensive Loss		31-Dec-14		revisions		31-Dec-14
	$		$		$

Total operating expenses		60,677		-		60,677
Net loss		-60,677		-		-60,677
Other comprehensive income		15,518		-		15,518
Comprehensive loss		-45,159		-		-45,159

There were no revisions to the consolidated statements of operations and comprehensive loss as originally reported

		As originally				As revised
		reported
Consolidated Statements of Cash Flows		31-Dec-14		revisions		31-Dec-14
	$		$		$
Cash flow from operations
Net loss		-60,677		-		-60,677
Changes in non-cash working capital:
Net assets acquired on amalgamation		220,398		-220,398		0
Harmonized sales taxes receivable		-16,488		4,571		-11,917
Prepaid expenses and deposit		-5,508		19,576		14,068
Accounts payable		-27,078		-8,661		-35,739
Accrued liabilities		-82,891		-1,088		-83,979
Net cash used in operating activities		27,756		-206,000		-178,244

Cash flow from investing activities
Cash acquired on amalgamation		-		76,481		76,481
Net cash provided by investing activities		-		76,481		76,481

Cash flows from financing activities
Due to related party		-25,451		25,451		0
Advances from loan payable to related party		-		104,068		104,068
Subscription proceeds for shares yet to be released		21,390		-		21,390
Net cash provided by financing activities		-4,061		129,519		125,458

The revisions to the cash flows from operations, investing and financing activities, resulted from a reclass of amounts previously disclosed as due to related parties to accounts payable and accrued liabilities.

And, a relass of the net assets acquired on amalgamation to the appropriate line items within operating, investing and financing activities.